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                              Dujour Products, Inc.
                              West 2809 Longfellow
                                Spokane, WA 99205
         Telephone: (604) 761-1248 / Email: corporate@dujourproducts.com



December 16, 2005


Sonia Barros, Esq.
Division of Corporate Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dujour Products, Inc.
    Registration Statement on Form SB-2, filed September 26, 2005 File No. 333-128555

Dear Ms. Barros:

Thank you for your time and comments in assisting our company with our SB-2 filing. With reference to your letter of October 19, 2005, we have endeavored to amend our filing as per your comments.

Prospectus Cover Page
---------------------

     1. We have added the wording that the offering will expire 90 days after the prospectus becomes effective.

     2. We have deleted the fourth paragraph referring to "quoted price", as there is no public market for the company's shares.

     3. We have moved our cross reference to a more prominent location on the cover page.

Summary, pages 7-9
------------------

Description of Property, page 8
-------------------------------

     4. We have revised the document to state that the company owns no property and currently utilizes office space in the home of the company's Vice President, Mr. James J. Giachetti.

Summary of Financial Information, page 9
----------------------------------------

     5. We have revised our net loss calculations, May 14, 2004 (inception) through June 20, 2005 to agree with our financial statements. We have updated our document to reflect financial statements as of September 30, 2005.

Sonia Barros
December 16, 2005
Page 2


Risk Factors, pages 9-13
------------------------

General
-------

     6. We have added a risk factor to disclose that the company has 75,000,000 authorized shares and that management may issue additional stock without further shareholder approval, thereby causing dilution of current company stockholders.

"There is substantial doubt about Dujour's ability to continue as a going
-------------------------------------------------------------------------
 concern." Page 9
-----------------

     7. We have amended our auditor's "going concern" in terms of the company's ability or inability to raise additional capital.

"If we do not obtain  additional  financing,  our business will fail, which will
--------------------------------------------------------------------------------
result in the complete loss of your investment." Page 9
-------------------------------------------------------

     8. We have added, on page 9, the monthly rate at which the business is currently burning cash.

     9. We have amended our document to further clarify what we mean by "sustain business operations".

     10. We have amended our document to add additional information on risks the company may face based on the strength of the US dollar and the stability of trade between the United States and Mainland China. "Because the company anticipates operating expenses will increase prior to earning revenue, we may never achieve profitability." Page 9
          11. We have amended our risk factor to add additional detail on the type and quantity of operating expenses we would anticipate.

"Because the Internet will be one of the  company's  main venues to showcase its
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product line, any significant changes to the Internet's existing  communications
--------------------------------------------------------------------------------
infrastructure may affect our ability to conduct business." Page 10
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     12.  We have  amended  this risk factor as to make it more  specific to our business  and  less  generic.

"Because  the  company's  officers and  directors  have other  outside  business
--------------------------------------------------------------------------------
activities,  they may not be in a position to devote a majority of their time to
--------------------------------------------------------------------------------
company which may result in periodic interruptions or business failure." Page 11
--------------------------------------------------------------------------------


"Because the executive officers do not have direct experience in the promotional
--------------------------------------------------------------------------------
products  business,  the company may never be  successful  in  implementing  its
--------------------------------------------------------------------------------
business strategy which will result in the loss of your investment." Page 11
----------------------------------------------------------------------------

Sonia Barros
December 16, 2005
Page 3


     13. We have amended our document to reflect that the company has a Vice President, Mr. James J. Giachetti. We have also amended our document to reflect that our CEO, President and principal accounting officer, Mr. Crimeni, is the only director of the company but not the only officer. The Company had overlooked that even though Mr. Giachetti is not a shareholder or a director, he is an officer and an employee of the company.

     14. We have amended our document to discuss the company's dependence on its officers.

"We currently have no market for our shares,  thus shareholders may be unable to
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sell their shares and even if a market should develop, the price may be volatile
--------------------------------------------------------------------------------
and shareholders may lose their entire investment." Pages 11-12
---------------------------------------------------------------

     15. We have outlined the circumstances that would have to occur before the company would seek a listing on the Over-The-Counter Bulletin Board.

     16. We have separated our discussion on penny stocks and given the risk factor an appropriate title.

     17. We have amended our document to reflect that if our stock has a market price of less than $5.00 per share, it will be a penny stock.

"Because our company's management currently owns 74.3% of the outstanding common
--------------------------------------------------------------------------------
stock,  investors  may  find  decisions  made by  management  contrary  to their
--------------------------------------------------------------------------------
interests." Page 12
-------------------

     18. The company has been unable to identify any specific conflicts of interest Mr. Crimeni would have with shareholders' interests and the company does not wish to speculate on this matter.

Selling Security Holders, pages 16-17
-------------------------------------

     19. We have amended this section of the document to state that no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, pages 17-18
---------------------------------

     20. We have removed the statement that we are selling shares only outside of the United States.

     21. We have removed any reference to the words "tombstones" in our document.

Business, pages 19-20
---------------------

     22.  We have  added  the  address  of our  website  as  encouraged  by Item
          101(c)(3) of regulation S-B. The company has not yet commenced development of its website but has secured the domain of dujourproducts.com.

Sonia Barros
December 16, 2005
Page 4


     23. The company has continued to research the promotional products industry and feels its source of data supplied by the Promotional Products Association International (PPAI) remains the best and most accurate data on market size. The estimated $17.3 billion US market is the most current information the company has been able to find. The company has provided marked copies containing these statistics.

     24. We have revised our document to identify the sources of our market statistics and have included marked copies of the documents containing these statistics.

     25. We have expanded our discussion on the line of products that will be under the two dollar range and have identified some of these items.

Management's Discussion and Analysis or Plan of Operation, pages 21-23
----------------------------------------------------------------------

     26. We have amended our MD&A to include our planned expenditures over the next 12 months as required by Item 303(a) of Regulation S-B.

     27. We have amended our document to reflect the date that Mr. Crimeni purchased his shares as being February 17, 2005.

     28. We have revised our disclosure on page 23 to state the cumulative proceeds the company had received from the February 17, 2004 and the June 29, 2005 sale of the company's common stock.

Background of Officers and Directors, pages 23-24
-------------------------------------------------

     29. We have amended our document to include the dates of service for each experience described for Mr. Crimeni. We have also added the back ground of the company's Vice President, Mr. James J. Giachetti. We have also amended the document to meet the requirements of Item 401(a)(4) of Regulation S-B.

Signatures, page 32
-------------------

     30. We have amended the signature section of our document to reflect that Mr. Crimeni also serves as the principal accounting officer for the company.

Financial Statements
--------------------

General
-------

     31. The company's CEO, President and principal accounting officer, Mr. Crimeni, resides in Vancouver, BC, Canada, and because of that the company felt it was more cost affective, convenient and efficient to use a Canadian-based auditor.

          (1) The company has not yet earned any revenues.
          (2) The company does not have assets other than cash in its Washington State bank.
          (3) The company's management is located in both Spokane Washington and Vancouver Canada.
          (4) The majority of the company's audit work is done in Canada. Sonia Barros December 16, 2005 Page 5

Note 3. Capital Stock, page F-8
-------------------------------

     32. The company offered 10,000,000 shares in the private placement on November 1, 2004 and it issued 2,420,000 shares on June 29, 2005.


Attached is the amended SB-2 containing corrections, revisions and updated financial statements.

Yours truly,

/s/ Adrian Crimeni

Adrian Crimeni
President
Dujour Products, Inc.

Enclosures